EXHIBIT 18

February 22, 2019

Board of Directors
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115

Ladies and Gentlemen:

Note 1 to the consolidated financial statements of The Sherwin-Williams Company incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2018 describes a change to reduce the number of pools used for determining inventory cost under the last-in, first-out (LIFO) method of accounting for inventory in the United States. There are no authoritative criteria for determining a “preferable” application of the LIFO inventory method based on the particular circumstances; however, we conclude that such change in the application of the LIFO method of accounting is to an acceptable alternative application of the LIFO method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
Cleveland, Ohio